CLIFFORD
CHANCE

                                                  CLIFFORD CHANCE US LLP

                                                  Lewis Cohen
                                                  Partner

                                                  DIRECT TEL  +1 212 878 3144
                                                  lewis.cohen@cliffordchance.com

August 22, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Turquoise Card Backed Securities plc.

Ladies and Gentlemen:

Transmitted herewith via the Securities and Exchange  Commission's EDGAR system, for filing  pursuant to the Securities Act of 1933, as amended (the  "Securities
Act"),  is the  Registration  Statement on Form S-3  prepared by Turquoise  Card
Backed  Securities plc,  Turquoise  Funding 1 Limited and Turquoise  Receivables
Trustee  Limited in  connection  with the delayed  offerings  of the  securities described therein.

The filing fee of $107,  computed as  provided in Rule 457(o) of the  Securities
Act, was wire transferred on August 22, 2006 in compliance with 17 C.F.R.202.3a.

If you have any comments or questions  regarding this filing, you may contact me at 212-878-3144 or Byron Hing at 212-878-3213.

Very truly yours,

/S/ LEWIS COHEN

Lewis Cohen